WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

FOR THE SECOND QUARTER ENDED
December 31, 2006
(unaudited)

White Knight Resources Ltd.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
Unaudited – prepared by management
(Expressed in Canadian Dollars)

	Dec 31 2006	June 30 2006
ASSETS
Current
Cash	$11,988,005	$11,397,885
Temporary investments	135,646	2,107,699
Receivables (net of allowance - $Nil; June 30, 2006 - $NIL)	172,534	117,490
Prepaid expenses	6,455	49,370
Total Current Assets	12,302,640	13,672,444
Mineral property interests (Note 3)	2,764,782	2,799,619
Deferred exploration costs (Note 4)	4,421,865	3,864,359
Restricted reclamation bonds (Note 9)	258,498	234,783
Long term loans receivable (Note 5)	1,126,203	805,269
Equipment	140,651	125,584
Total Assets	$21,014,639	$21,502,058
LIABILITIES
Current
Accounts payable and accrued liabilities	$104,327	$315,515
Due to related parties (Note 7)	81,642	118,002
Total current liabilities	185,969	433,517
Asset retirement obligation	165,985	165,985
Total Liabilities	351,954	599,502

SHAREHOLDERS’ EQUITY
Capital stock (Note 6)
Authorized: unlimited common shares without par value
Issued and outstanding 59,434,972 (June 30/06 – 59,384,972)	33,700,575	33,630,385
Contributed surplus	3,214,975	3,153,572
Deficit accumulated during the exploration stage	(16,252,865)	(15,881,401)
Total Shareholders’ Equity	20,662,685	20,902,556
Total liabilities and shareholders’ equity	$21,014,639	$21,502,058

Approved by the Board:Director:	Director:

“John M. Leask””	“Megan Cameron-Jones””
John M. Leask, P.Eng	Megan Cameron-Jones

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited – prepared by management
(Expressed in Canadian Dollars)
For the period ended December 31

	Cumulative
	Amounts from	2006		2005
	Inception on
	Dec 18, 1986
	to Dec 31, 2006	Quarter to Date	Year to Date	Quarter to Date	Year to Date
EXPENSES
Amortization	$236,961	$8,461	$16,816	$8,557	$17,214
Audit	279,302	(6,121)	23,879	41,023	41,023
Bank charges & interest	26,952	303	603	1,402	3,265
Consulting	1,356,608	45,083	72,981	32,035	63,030
Consulting – stock-based compensation	3,357,939	30,425	94,093	35,245	62,011
Investor relations & shareholder info	718,209	29,733	52,235	35,687	65,303
Legal	645,474	933	3,843	14,996	23,958
Management fees	1,569,910	66,000	132,000	66,000	132,000
Office & miscellaneous	795,847	26,083	42,177	14,110	41,109
Rent	366,189	14,121	27,990	13,566	26,960
Telephone	213,425	4,378	9,210	4,426	10,322
Transfer agent & listing fees	315,990	8,723	10,393	11,985	16,615
Travel & entertainment	532,750	15,534	27,413	25,708	64,092
Wages & benefits	883,637	32,386	52,566	39,586	62,130
LOSS BEFORE UNDER-NOTED ITEMS	(11,299,193)	(276,042)	(566,199)	(344,326)	(629,032)
`
Interest income	1,547,091	122,162	251,357	153,096	181,973
Gain on foreign exchange	143,059	15,553	17,485	25,619	4,185
Option payments received (net)	633,519				13,617
Gain on disposal of equipment	13,867
Unrealized recovery (loss) on temporary
investments	(40,478)	(30,182)	(31,632)	7,535	7,836
Gain on disposal of temporary
investments	166,591
Write-off of deferred exploration costs	(3,603,064)	(22,509)	(42,475)	(21,348)	(60,060)
Write-off of mineral property interests	(3,814,257)
LOSS FOR THE PERIOD	$(16,252,865)	$(191,018)	$(371,464)	$(179,424)	$(481,481)

Basic and diluted loss per common share		$(0.003)	$(0.006)	$(0.003)	$(0.008)

Weighted average number of common
shares outstanding		59,402,363	59,393,668	59,163,287	58,410,892

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
Unaudited –prepared by management
(Expressed in Canadian Dollars)

	Number of				Contributed
	Shares		Price	Amount	Surplus	Deficit	Total

Balance, June 30, 2006	59,384,972	$		$33,630,385	$3,153,572	$(15,881,401)	$20,902,556

Shares issued for:
Exercise of stock options (Note 5)	50,000		0.75	70,190			70,190
Stock-based compensation					94,093		94,093
Less: fair market value of
stock options exercised					(32,690)		(32,690)
Loss for the period						(371,464)	(371,464)

Balance, December 31, 2006	59,434,972			$33,700,575	$3,214,975	$(16,252,865)	$20,662,685

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended December 31

		2006		2005
	Cumulative
	Amounts from
	Inception on
	Dec 18, 1986
	to Dec 31, 2006	Quarter to Date	Year to Date	Quarter to Date	Year to Date
Cash Flows from Operating Activities
Loss for the period	$(16,252,865)	$(191,018)	$(371,464)	$(179,424)	$(481,481)
Items not affecting cash:
Amortization	236,961	8,461	16,816	8,557	17,214
Write-off of deferred exploration costs	3,603,064	22,509	42,475	21,348	60,060
Write-off of mineral property interests	3,814,257
Stock-based compensation	3,357,939	30,425	94,093	35,245	62,011
Gain on disposal of equipment	(13,867)
Unrealized (recovery) loss on temporary
investments	40,478	30,182	31,632	(7,535)	(7,836)
Gain on disposal of investments	(166,591)
Shares issued for management bonus	150,000

Changes in non-cash working capital
Decrease (increase) in prepaid exp.	(6,455)	41,656	42,915	21,244	38,825
Decrease (increase) in receivables	(172,534)	(39,201)	(55,044)	321,108	56,150
Increase (decrease) in accounts payable
& accrued. liabilities	312,931	(46,356)	(63,453)	53,927	(104,826)
Increase (decrease) in due to related
parties	81,642	(18,887)	(36,360)	(46,029)	46,324

Net cash provided by (used in) operating
activities	(5,015,040)	(162,229)	(298,390)	228,441	(313,559)

Cash Flows from Financing Activities
Issuance of capital stock	32,762,273	37,500	37,500	33,351	6,272,284

Net cash provided by financing activities	32,762,273	37,500	37,500	33,351	6,272,284

Cash Flows from Investing Activities
Recovery (acquisition) of mineral property
interest	(6,038,946)	44,159	10,461	(146,547)	(294,891)
Deferred exploration costs	(7,978,887)	(253,732)	(699,924)	(1,136,660)	(1,538,936)
Restricted reclamation bond posted	(264,828)	(20,417)	(30,045)	(25,106)	(37,330)
Disposal (acquisition) of temporary
investments (net)	70,467	1,992,976	1,980,421	567,932	(4,092,159)
Proceeds from disposal of equipment	58,141
Acquisition of long term loans	(1,183,289)	(165,382)	(378,020)	(155,699)	(155,699)
Acquisition of equipment	(421,886)	(246)	(31,883)	(952)	(19,215)

Net cash provided by (used in) investing
activities	(15,759,228)	1,597,358	851,010	(897,032)	(6,138,230)

Increase (decrease) in cash during the
period	11,988,005	1,472,629	590,120	(635,240)	(179,505)

Cash, beginning of period		10,515,376	11,397,885	738,194	282,459

Cash, end of period	$11,988,005	$11,988,005	$11,988,005	$102,954	$102,954

Supplemental disclosures with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended December 31, 2006

1.	NATURE AND CONTINUANCE OF OPERATIONS

White Knight Resources Ltd. (the "Company") is a Canadian company incorporated in British Columbia. The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises”. The Company is primarily engaged in the acquisition and exploration of mineral property interests.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value or to identify ore bodies, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned revenues and is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going- concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. The Company has sufficient resources to meet its obligations for the foreseeable future at its current level of activity.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

All amounts are in Canadian dollars unless otherwise stated.

	Dec 31, 2006	Jun 30, 2006

Working capital	$12,116,671	$13,238,927
Deficit	(16,252,865)	(15,881,401)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the six month period ended December 31, 2006 are not necessarily indicative of the results that may be expected for the year ended June 30, 2007.

The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual consolidated financial statements for the year ended June 30, 2006. For further information, refer to the consolidated financial statements and footnotes thereto included for the year ended June 30, 2006.

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended December 31, 2006
Page 2

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Asset retirement obligations

Effective July 1, 2004, the Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the cost of the related long-lived asset.

Stock-based compensation

The Company has an employee stock option plan. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3.	MINERAL PROPERTY INTERESTS

	Balance at				Balance at
	June 30, 2006	Additions		Recovery	Dec 31, 2006

Nevada Properties
Benmark	$81,118	$15,092	$		$96,210
Celt	284,919				284,919
Cottonwood	160,214	17,294			177,508
Fye Canyon	173,825	1,515		(99,153)	76,187
Gold Bar Horst	149,237	27,618			176,855
Gold Pick	24,556	4,075			28,631
Goldstone	32,309	9,357			41,666
Hunter	136,891	7,244			144,135
Ian	31,317	8,451			39,768
Knolls	86,102	27,169			113,271
McClusky Pass	134,460	36,672			171,132
New Pass	419,732	16,152		(113,315)	322,569
Pat Canyon	108,797	26,863			135,660
Patty	108,402				108,402
Slaven Canyon	365,427	87,866			453,293
South Cabin Creek	47,389	12,677			60,066
Squaw Creek	270,261	22,792		(184,104)	108,949
Tonkin Summit	129,663	28,070			157,733
Other	55,000	12,828			67,828
Total Nevada Properties	$2,799,619	$361,735		$(396,572)	$2,764,782

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended December 31, 2006	Page 3

3.	MINERAL PROPERTY INTERESTS (cont’d…)

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, expects title to all of its interests to be in good standing. The mineral property interests in which the Company has committed to earn an interest are located in the United States and the Company is therefore relying on advice by legal counsel who are basing such advice on the laws of the United States.

Nevada Properties

Celt Project

During the quarter, Teck Cominco American Incorporated (“Teck Cominco”) terminated its agreement on the Celt property. The Company maintains its 100% interest in the property.

New Pass Project

In fiscal 2005, the Company entered into an option agreement with Bonaventure Enterprises Inc. (“Bonaventure”) whereby Bonaventure may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 over a 4-year period (US$125,000 and 100,000 shares received during the period). Upon vesting, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

Squaw Creek Project

In fiscal 2005, the Company entered into an option agreement with Bonaventure whereby Bonaventure may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 over a 4-year period (US$125,000 and 100,000 shares received during the period). Upon vesting, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

4.	DEFERRED EXPLORATION COSTS

	Balance at		Balance at
	Jun 30,		Dec 31,
By Type of Cost	2006	Additions	2006

Assays	$883,710	$49,124	$932,834
Consulting	3,448,571	201,721	3,650,292
Drafting and report preparation	443,562	1,283	444,845
Drilling	4,578,673	321,669	4,900,342
Field operations	999,468	60,408	1,059,876
Reclamation	368,170	3,559	371,729
Recording	80,079		80,079
Supervision	391,707	3,816	395,523
Surveys	810,749	14,617	825,366
Trenching and site preparation	472,709	21,825	494,534
Recovery	(5,222,378)	(78,041)	(5,300,419)
Write-off	(3,390,661)	(42,475)	(3,433,136)

Total	$3,864,359	$557,506	$4,421,865

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended December 31, 2006	Page 4

4.	DEFERRED EXPLORATION COSTS (cont…)

	Balance at						Balance at
	June 30,						Dec 31,
By Property	2006	Additions		Recoveries		Write-offs	2006

Nevada Properties
Benmark	$32,131	$6,306	$		$		$38,437
Celt	17,505						17,505
Cottonwood	457,248	139,306					596,554
Fye Canyon	20,811	924		(13,892)			7,843
Gold Bar Horst	147,447	337,668					485,115
Gold Pick	464,861	26,238					491,099
Goldstone	3,864	45,551					49,415
Hunter	34,186	42,545					76,731
Ian	625	13,437					14,062
Knolls	21,359						21,359
McClusky Pass	529,164	15,180					544,344
New Pass	64,149			(64,149)
Pat Canyon	22,846						22,846
Patty	116,710	1,942					118,652
Slaven Canyon	1,806,259	6,111					1,812,370
South Cabin Creek	38,645	339					38,984
Tonkin Summit	86,549						86,549
General exploration		42,475				(42,475)

Total Nevada Properties	$3,864,359	$678,022		$(78,041)		$(42,475)	$4,421,865

5.	LONG TERM LOANS RECEIVABLE

Under the terms of separate agreements, the Company is financing the reconstruction of two drill rigs to be repaid by an arms length third party drill contractor over a period of 20 months upon completion of the reconstructions. One of the drill rigs is currently in operation and repayments have commenced.

6.	CAPITAL STOCK

Authorized: unlimited common shares without par value.

Share Issuances

There were no shares issued during the period other than 50,000 common shares issued on the exercise of stock options.

Warrants

At December 31, 2006, there were no warrants outstanding.

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended December 31, 2006
Page 5

6	CAPITAL STOCK (cont’d…)

Stock options

Under the Company’s stock option plan effective November 4, 2002 and amended November 6, 2003 and October 3, 2006, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. Options granted to consultants engaged in investor relations activities must vest no earlier than as to one-quarter upon the grant date and as to a further one-quarter after each of the following three four-month periods.

At December 31, 2006, the following incentive stock options were outstanding:

Number	Exercise
of Shares	Price	Expiry Date
755,500	$ 0.23	January 23, 2008
2,074,500	0.41	September 23, 2008
100,000	0.75	March 1, 2009
50,000	0.85	March 21, 2010
40,000	0.67	April 6, 2010
50,000	1.50	October 19, 2010
1,875,000	1.91	January 10, 2011
4,945,000

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, June 30, 2006	5,120,000	$1.00
Options exercised	(50,000)	0.75
Options cancelled	(125,000)	1.91

Balance, December 31, 2006	4,945,000	0.98

Number of options currently exercisable	4,920,000	$0.97

7.	RELATED PARTY TRANSACTIONS

During the year to date, the Company paid management fees in the amount of $132,000 (2005 - $132,000) to directors and officers of the Company and companies controlled by directors.

During the year to date, the Company paid consulting fees in the amount of $66,579 (2005 - $61,240) to directors and officers of the Company and companies controlled by directors. Of that amount, $54,262 (2005 - $57,000) is included or written off to deferred exploration costs.

During the year to date, the Company paid administrative consulting fees in the amount of $71,410 (2005 - $56,058) to officers and directors of the Company and a company controlled by a director.

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended December 31, 2006	Page 6

7.	RELATED PARTY TRANSACTIONS (cont’d…)

Amounts payable to related parties at December 31, 2006 aggregated $81,642 (June 30, 2006 - $118,002). The fair value for amounts due to related parties is not determinable since there are no stated terms of repayment.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	SEGMENTED INFORMATION

The Company’s one reportable segment is the exploration and development of mineral properties. Geographical information is as follows:

				Mineral
				Property
				Interests and
				Deferred
	Total			Exploration	Other
	Assets	Equipment		Costs	Assets

December 31, 2006
Canada	$12,303,803	$21,545	$		$12,282,258
United States	8,710,836	119,106		7,186,647	1,405,083

	$21,014,639	$140,651		$7,186,647	$13,687,341

June 30, 2006
Canada	$13,637,654	$24,639	$		$13,613,015
United States	7,864,404	906,214		6,663,978	294,212

	$21,502,058	$930,853		$6,663,978	$13,907,227

	2006		2005

	Quarter	Year	Quarter	Year
	to Date	to Date	to Date	to Date

Loss before other items:
Canada	$219,388	$466,526	$277,298	$514,682
United States	56,654	99,673	67,028	114,350

	$276,042	$566,199	$344,326	$629,032

9.	RESTRICTED RECLAMATION BONDS

The Company has secure funds in place with the United States government, a Canadian bank and a United States bank as security for restricted reclamation bonds on its mineral properties. These restricted reclamation bonds were required by the local jurisdictions at the time exploration activities commenced on the properties and do not represent an asset retirement obligation (Note 2). Interest on the certificates of deposit with Canadian and United States banks is paid on a periodic basis to the Company.

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended December 31, 2006	Page 7

10.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Significant non-cash transactions during the period (2005 – 200,000 common shares of Bonaventure valued at $0.20 per share) include the acquisition of 200,000 common shares of Bonaventure valued at $0.16 per share as per the terms of option agreements (Note 3). Included in accounts payable are $11,754 (2005 – $317,961) related to deferred exploration costs, $72,242 (2005 - $4,822) related to acquisition of equipment and $Nil (2005 - $25,053) related to restricted reclamation bonds.

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

	December 31, 2006				June 30, 2006

	Balance,			Balance,	Balance,			Balance,
	Canadian			United States	Canadian			United States
	GAAP		Adjustments	GAAP	GAAP		Adjustments	GAAP

Temporary investments	$135,646	$		$135,646	$2,107,699		$48,282	$2,155,981
Other current assets	12,166,994			12,166,994	11,564,745			11,564,745
Mineral property interests	2,764,782		(1,948,223)	816,559	2,799,619		(2,032,127)	767,492
Deferred exploration costs	4,421,865		(4,421,865)		3,864,359		(3,864,359)
Long term loans	1,126,203			1,126,203	805,269			805,269
Equipment	140,651			140,651	125,584			125,584
Restricted reclamation bonds	258,498			258,498	234,783			234,783

	$21,014,639		$(6,370,088)	$14,644,551	$21,502,058		$(5,848,204)	$15,653,854

Current liabilities	$185,969	$		$185,969	$433,517	$		$433,517
Asset retirement obligation	165,985			165,985	165,985			165,985
Shareholders' equity	20,662,685		(6,370,088)	14,292,597	20,902,556		(5,848,204)	15,054,352

	$21,014,639		$(6,370,088)	$14,644,551	$21,502,058		$(5,848,204)	$15,653,854

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended December 31, 2006	Page 8

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	Cumulative
	Amounts from
	Inception on	Three Month	Three Month	Six Month	Six Month
	Dec 18, 1986 to	Period Ended	Period Ended	Period Ended	Period Ended
	Dec 31, 2006	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Loss for the period, Canadian GAAP	$(16,252,865)	$(191,018)	$(179,424)	$(371,464)	$(481,481)
Adjustments:
Mineral property interests	(1,948,223)	81,488	(107,334)	59,527	(227,346)
Deferred exploration costs	(4,421,865)	(162,035)	(1,152,158)	(557,506)	(1,776,837)
Increase in temporary investments	(58,762)	(58,762)	4,148		36,951
Loss for the period, United States GAAP	$(22,681,715)	$(330,327)	$(1,434,768)	$(869,443)	$(2,448,713)

Basic and diluted loss per share, United States
GAAP		$(0.01)	$(0.02)	$(0.01)	$(0.04)
Weighted average number of common shares
outstanding, United States GAAP		59,402,363	59,393,668	59,163,287	58,410,892

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

	Cumulative
	Amounts from
	Inception on	Three Month	Three Month	Six Month	Six Month
	Dec 18, 1986 to	Period Ended	Period Ended	Period Ended	Period Ended
	Dec 31, 2006	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Cash flows used in operating activities, Canadian	$(5,015,040)	$(162,229)	$228,441	$(298,390)	$(313,559)
GAAP
Acquisition of mineral property interests	(5,392,987)	81,488	(107,334)	59,527	(227,346)
Deferred exploration costs	(7,978,887)	(253,732)	(1,136,660)	(699,924)	(1,538,936)
Disposal (acquisition) of temporary investments	70,467	1,998,182	572,080	1,921,659	(4,055,208)

Cash flows provided by (used in) operating	(18,316,447)	1,663,709	(443,473)	982,872	(6,135,049)
activities,
United States GAAP

Cash flows provided by financing activities,
Canadian GAAP and United States GAAP	32,762,273	37,500	33,351	37,500	6,272,284

Cash flows provided by (used in) investing
activities, Canadian GAAP	(15,759,228)	1,597,358	(897,032)	851,010	(6,138,230)
Acquisition of mineral property interests	5,392,987	(81,488)	107,334	(59,527)	227,346
Deferred exploration costs	7,978,887	253,732	1,136,660	699,924	1,538,936
Acquisition of temporary investments	(70,467)	(1,998,182)	(572,080)	(1,921,659)	4,055,208

Cash flows used in investing activities,	(2,457,821)	(228,580)	(225,118)	(430,252)	(316,740)
United States GAAP

Increase (decrease) in cash and cash equivalents
during the year	11,988,005	1,472,629	(635,240)	590,120	(179,505)

Cash and cash equivalents, beginning of year		10,515,376	738,194	11,397,885	282,459

Cash and cash equivalents, end of year	$11,988,005	$11,988,005	$102,954	$11,988,005	$102,954

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended December 31, 2006	Page 9

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and U.S GAAP. Under U.S. GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Asset retirement obligations

The Company adopted new accounting and disclosure standards under Canadian GAAP (Note 2) since the 2005 fiscal year. Accordingly there were no differences between Canadian GAAP and United States GAAP as at December 31, 2006 and 2005.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at December 31, 2005. The Company determined there were no asset retirement obligations as at December 31, 2005.

Temporary Investments

Under Canadian GAAP, temporary investments are carried at the lower of aggregate cost or current market value, with any unrealized gain or loss included in the statement of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under United States GAAP, SFAS 115 requires that certain debt and equity investments must be classified into available-for-sale or trading securities and stated at fair market values. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. For United States GAAP purposes, the Company's investment in debt securities Canadian GAAP or United States GAAP as these debt securities have been written down to their fair market value, with an unrealized loss of $31,632 included in the consolidated statement of operations. For the period ending December 31, 2006, an excess holding gain of $Nil (June, 2006 - $48,282) would be recognized under United States GAAP.

New accounting pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

White Knight Resources Ltd.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited –prepared by management
(Expressed in Canadian Dollars)
For the period ended December 31, 2006
Page 10

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

The FASB has also issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” and SFAS No. 156 “Accounting for Servicing of Financial Assets”, but they will not have any relationship to the operations of the Company. Therefore a description and its impact for each on the Company’s operations and financial position have not been disclosed.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

12.	SUBSEQUENT EVENTS

In February 2007, the Company received a formal offer to purchase all of the issued shares of the Company from U.S. Gold Corporation and a wholly-owned subsidiary of U.S. Gold Corporation.

JOHN M. LEASK, P.Eng	GORDON P. LEASK, P.Eng.
Chairman, President & CEO	Director
Vancouver, BC, Canada	Vancouver, BC, Canada

BRIAN D. EDGAR	MEGAN M. CAMERON-JONES
Director	Director, Secretary & CFO
Vancouver, BC, Canada	Vancouver, BC, Canada

ROBERT G. CUFFNEY	KAREEN McKINNON
Vice-President, Exploration	Vice-President, Corporate Development
Reno, Nevada, USA	Vancouver, BC, Canada

HEAD OFFICE	NEVADA OFFICE
Suite 922, 510 West Hastings Street	Suite 140, 121 Woodland Avenue
Vancouver, BC, Canada	Reno, Nevada, USA
V6B 1L8	89523

Tel: (604) 681-4462	Tel: (775) 787-3444
Fax: (604) 681-0180	Fax: (775) 787-3447
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

LEGAL COUNSEL	TRANSFER AGENT
Axium Law Corporation	Pacific Corporate Trust Company
Vancouver, BC, Canada	Vancouver, BC Canada

REGISTERED OFFICE	AUDITOR
Suite 3350	Davidson & Company
1055 Dunsmuir Street	Chartered Accountants
Vancouver, BC, Canada V7X 1L2	Vancouver, BC, Canada

CAPITALIZATION	FINANCIAL INSTITUTION
Authorized:	Bank of Montreal
Unlimited common shares	Vancouver, BC, Canada
Issued as at February 15, 2007: 59,434,972

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-V